8-19-2003



SECURITIES A 03053478 ON
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-519



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 07 2003
WASH. D.C.
187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 05/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beyer & Co.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Paul Revere Square, Suite 150 N., 2322 E. Kimberly Road
(No. and Street)

Davenport	Iowa	52807
(City)	(State)	(Zip Code)



PROCESSED
AUG 20 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy McIntosh 563.355.7754
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

220 North Main Street, Suite 900	Davenport	Iowa	52801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kerry Beyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beyer & Co. as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.


NOTARIAL SEAL
IOWA
JUDY A. DEL VECCHIO
Commission Number 225663
My Comm. Exp. 11-22-05

Signature

President

Title

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

Beyer & Co.

Statement of Financial Condition and Independent Auditor's Report on Internal Control

05.31.2003

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Beyer & Co.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Beyer & Co. as of May 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beyer & Co. as of May 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Davenport, Iowa
July 9, 2003

Beyer & Co.

Statement of Financial Condition
May 31, 2003

Assets		
Cash (Note 7)	$	318,045
Receivables, other		87,271
Securities owned, at market value (Note 2)		93,632
Prepaid expenses		10,270
Furniture and equipment, less accumulated depreciation of $93,565		7,080
Deposits with clearing organization		56,528
Note receivable from stockholder		29,106
	$	601,932
Liabilities and Stockholders' Equity		
Shareholder payable	$	15,000
Accounts payable and accrued expenses		101,521
Total liabilities		116,521
Commitments and Contingencies (Note 4)		
Stockholders' Equity:		
Common stock, par value $100 per share; authorized 500 shares; issued and outstanding 114.5 shares		11,450
Additional paid-in capital		578,426
Accumulated deficit		(104,465)
		485,411
	$	601,932

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

The Company operates as a broker/dealer in securities serving individual and institutional customers in the Davenport and Dubuque, Iowa regions.

On February 4, 2000, the Company received regulatory approval with respect to its conversion from self-clearing to being fully-disclosed through a clearing broker/dealer. As a result, the Company now operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis and promptly transmit all customer funds and securities to its clearing broker/dealer.

Significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid investments purchased with a maturity of three months or less other than those held for sale in the ordinary course of business.

Receivables: Receivables consist of commission and receivables related to security transactions.

Furniture and equipment: Furniture and equipment is carried at cost and depreciation is computed primarily by declining-balance methods.

Securities transactions: Proprietary security transactions, commission revenue and related expenses are recorded on a trade date basis. Securities owned are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Note 2. Securities Held for Investment

Securities held for investment at quoted market values are summarized as follows:

Municipal Bonds	$	90,294
Corporate Bonds		3,338
	$	93,632

Note 3. Notes Payable

The Company had a demand, variable balance bank note with a maximum credit of $500,000 bearing interest at a rate of prime plus .25% and secured by certain assets and the personal guarantees of the officers of the Company. The note expired December 27, 2002 and the Company has not renewed the agreement.

Note 4. Related Parties and Lease Commitments

The Company leases office space on a month-to-month basis from a partnership which is comprised of certain stockholders and employees of the Company. The agreement calls for monthly payments of $3,800.

The Company leases various office equipment. The various agreements call for monthly payments of approximately $1,400 in total and the various agreements expire on dates ranging from April 2004 to April 2005.

Note 5. Income Tax Matters

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As of May 31, 2003, the Company had net capital and net capital requirements of $421,952 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

Note 7. Concentration of Credit Risk

The Company maintains bank accounts whose balance exceeded federal insured limits by approximately $200,000 as of May 31, 2003. In the opinion of management, no material risk of loss exists due to the bank's strong financial condition.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Beyer & Co.
Davenport, Iowa

In planning and performing our audit of the financial statements of Beyer & Co. (the Company), for the year ended May 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Davenport, Iowa
July 9, 2003